

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2020

Zhiweu Xu
Chief Executive Officer
Jowell Global Ltd.
2nd Floor, No. 285 Jiangpu Road
Yangpu District, Shanghai
China 200082

      Re: Jowell Global Ltd.
         Amendment No. 1 to Draft Registration Statement on Form F-1
         Submitted 11, 2020
         CIK No. 0001805594

Dear Mr. Xu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Filed September 11, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations For the Six Months Ended June 30, 2020 and 2019, page 61

1.   We note your disclosure throughout the filing that the sales of disinfectants and sanitizers has increased your revenues in the first two quarters of 2020. On page 62, you disclose that the increase in quantity of health and nutritional supplement products sold was a main factor to the increase in revenue. On page 63, you disclose that the increase in quantity of cosmetic disinfectant products and health and nutritional disinfectant products sold was a main contributor to the increase in cost of sales. However, no quantification is provided. Please revise to quantify the impact on quantity, revenue and cost of sales for each

product category. Please also disclose how you allocate disinfectant products to each product category. Finally, consider adding similar quantification in your COVID-19 disclosures elsewhere in the filing or referencing your discussion of results of operations.

2. Reference is made to your discussion of the changes in cost of sales for each product category on page 63. You attribute the difference to a change in both unit cost and quantity sold. Please revise to quantify the amount of each.

Business, page 86

3. We note your response to prior comment 13. On pages 91 and 94, please include the clarifications contained in your response in appropriate places in your filing. In addtion, please consider including GMV for the referneced time periods from sources other than your mobile platform for purposes of providing investors with clear, complete and comparative disclosure.

You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3336 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services